August 17, 2005

Mr. Jim Allegretto

Sr. Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3651

Re:	Black Hills Corporation

Form 10-K for the year ended December 31, 2004

Filed March 16, 2005

File No. 1-31303

Black Hills Power, Inc.

Form 10-K for the year ended December 31, 2004

Filed March 30, 2005

File No. 1-7978

Dear Mr. Allegretto:

The purpose of this letter is to respond to your additional comments in review of our 2004 Form 10-K, as set forth in your letter of August 3, 2005. The headings used herein are the same as those set forth in your letter. For ease of reference, we have set forth your comment before each response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Note 1. Business Description and Summary of Significant Accounting Policies

Material, Supplies and Fuel, page 86

Comment No. 1

We note your response to comment 7 of our letter dated June 29, 2005. Please show us a representative transaction for a non-designated hedge. Show us the accounting for the FX derivative and transaction gain or loss as of a quarter-end with a settlement date in the next quarter. While we understand that disclosure of the transaction gain or loss by itself may not provide a complete portrayal of the economics from your foreign exchange activities including hedging, there is nothing to prevent you from disclosing the fair value of the derivative transactions that are not designated but mitigate economic risk from transaction gains/losses. This would allow the reader to assess your hedging strategy since you do not designate and still comply with paragraph 30 of SFAS no. 52. Please advise whether you concur with the above approach. If you do not, explain to us your reasons. Additionally help us understand your rationale under GAAP in classification of the transaction gain/losses and any associated non-designated hedges as operating revenues. While we understand that EITF 02-03 requires a net presentation, we understood that to be in the context of “net” of related costs in a “physical” derivative upon delivery. We are unclear how the netting provisions of the above Consensus apply to mark-to-market as well as transaction gains or losses. Please advise in detail.

Following is an example FX transaction in our gas marketing business:

FACT SET

Date

3/15/04	The Company enters into the following trades which export gas from Canada to the US:

—	Buy 100,000 Mmbtu at C$6.00 per Mmbtu for March 2004 delivery at a location in Canada (cash outlay will be C$600,000)

Assume transport fee = $0 for this example

—	Sell 100,000 Mmbtu at US$4.4187 per Mmbtu for March 2004 delivery at a location in the US (cash inflow will be US$441,870)

Note:	Since the physical purchase and sale are fixed price, financial transactions are not necessary to hedge commodity price risk.

3/15/04

The Company fixes C$ to fund the transaction through a currency swap (buy C$600,000 and sell US$407,880 with settlement on April 25 (industry payment date for March deliveries) => 0.6798 FEX rate). This eliminates the currency exchange rate risk and secures the margin on this transaction.

Currency exchange rates and related transaction gain/loss assumptions are as follows:

	C$			Transaction
	Accounts	Exchange	US$	Gain/Loss
	Payable	Rate	Equivalent	US$

03/15/2004	600,000	0.6798	407,880	—

03/31/2004	600,000	0.7000	420,000	12,120

04/25/2004	600,000	0.7700	462,000	54,120

Gross margin secured on the deal will be as follows:

	C$	US$
	Per	Per		Locked-in
	MMBTU	MMBTU	C$	FEX Rate	US$

Purchase	(6.0000)	(4.0788)	(600,000)	0.6798	(407,880)
Sale	6.5000	4.4187	650,000	0.6798	441,870
	0.5000	0.3399	50,000		33,990

Journal entries related to the transaction will be as follows:

		Account	C$ Debit	C$ Credit	Exchange Rate	US$ Debit	US$ Credit	US$ Net expense (income)

03/31/2001	1	Derivative asset			0.7000	$ 12,120
		Unrealized foreign currency gain/ loss			0.7000		$ 12,120	$ (12,120)
		(to record fair value of currency swap)

03/31/2001	2	Accounts Receivable				$441,870
		Gas revenue					$441,870	$(441,870)
		Cost of sales	$600,000		0.6798	$407,880		$ 407,880
		Transaction currency gain/loss			0.0202	$ 12,120		$ 12,120
		Accounts payable		$600,000	0.7000		$420,000
		(To record gas purchases and sales)

04/25/2004	3	Cash				$441,870
		Accounts receivable					$441,870
		(To record US$ received for sale)

04/25/2004	4	Transaction currency gain/loss			0.0700	$ 42,000		$ 42,000
		Accounts payable	$600,000		0.7700	$462,000
		Accounts payable			0.0700		$ 42,000
		Cash		$600,000	0.7700		$462,000
		(To record C$ paid for purchase at
		the current exchange rate)

04/25/2004	5	Realized foreign currency gain/loss					$ 54,120	$ (54,120)
		Cash				$ 54,120
		(To record settlement on currency swap)

04/25/2004	R1	Unrealized foreign currency gain/loss				$ 12,120		$ 12,120
		Derivative asset					$ 12,120
		(To reverse 03/31/04 MTM entry 1 above)
								$(33,990)

We concur with the Staff’s advice on disclosure of our foreign exchange activities. We will enhance our future disclosures in that regard, to the extent applicable.

The rational for the presentation used for our “energy trading activities” stems from paragraph 16 of EITF 02-3. Paragraph 16 includes the following:

“The Task Force reached a consensus that gains and losses (realized and unrealized) on all derivative instruments within the scope of Statement 133 should be shown net when recognized in the income statement, whether or not settled physically, if the derivative instruments are held for trading purposes.”

We have relied on this guidance in determining to present results of our derivatives used in energy trading activities in Operating Revenues. In addition to the above, we have presented the FX transaction gains/losses in with all other trading activities as to most accurately reflect the margins earned from our trading efforts. Given that fixing the currency rate is one of the components necessary to lock in our margin, to not reflect it with the other components of the trade would unnecessarily distort our trading margins earned. We believe this is the presentation necessary to most accurately reflect the results of our trading activities and apply it consistently.

Earnings Per Share of Common Stock, page 89

Comment No. 2

We note your response to comment 10 of our letter dated June 29, 2005. Assumed proceeds with respect to applying the treasury stock method should include the amount of compensation cost attributed to future services and not yet recognized. Please confirm that the assumed proceeds you used in applying the treasury stock method does not include compensation ascribed to past services. In doing so, please tell us which balance sheet accounts are impacted upon issuance of restricted stock and the manner in which you amortize compensation expense for financial reporting purposes. In this regard, an illustrated example with related entries may be the best way to convey this information.

The assumed proceeds that the Company used in applying the treasury stock method did not include compensation for past services.

The assumed proceeds that are used in applying the treasury stock method is the sum of (a) the amount the employee must pay upon exercise (this is zero for our employees), (b) the amount of compensation cost attributed to future services and not yet recognized (the unamortized compensation cost), and (c) the amount of tax benefits that would be credited to additional paid in capital (the amount resulting from a tax deduction for compensation in excess of compensation expense recognized for financial reporting purposes).

An illustrative example of our application follows:

Assume the Company granted 10,000 shares of restricted stock to Executive A on January 1, 2005 with a value of $300,000 or $30.00 per share. The shares vest 1/3 a year over a 3-year period. The Company’s common stock has a par value of $1 per share.

At the time of grant the Company would record the following entry:

Deferred Compensation (contra-equity account) - RS	$300,000
Common Stock – Unvested Restricted Stock		$ 10,000
Additional Paid In Capital – Unvested RS		$290,000

Compensation expense is recorded by the Company over the 3-year vesting period

($300,000.00 ÷ 36 months = $8,333.33 per month). The monthly entry would be as follows:

Compensation Expense	$8,333.33
Deferred Compensation – RS		$ 8,333.33

Financial information by year is as follows:

	At Grant	Year 1	Year 2	Year 3

Deferred Compensation
Balance	$300,000	$200,000	$100,000	$ 0

Vested Shares	0	0	3,333	6,666
Unvested Shares	10,000	10,000	6,667	3,334

Average Market Price
for the Year		$31.00	$25.00	$31.00

The computation of the assumed proceeds is shown below:

Year 1

Assumed Proceeds
a.	Average unamortized deferred
	compensation balance during
	the year
	([$300,000 + $200,000]/2)		$250,000

b.	Tax benefits credited to capital on
	assumed taxable compensation
	based on average market price for year
	($31.00 x 10,000 avg. unvested shares)	$310,000
	x Tax Rate	x35%
		$108,500

	Tax effect related to compensation
	for accounting purposes
	($30.00 x 10,000 shares x 35%)	105,000

	Excess		3,500

	Total assumed proceeds		$253,500

Year 2

Assumed Proceeds
a.	Average unamortized deferred
	compensation balance during
	the year
	([$200,000 + $100,000]/2)		$150,000

b.	Tax benefits credited to capital on
	assumed taxable compensation
	based on average market price for year
	($25.00 x 6,667 avg. unvested shares)	$166,675
	x Tax Rate	x35%
		$ 58,336

	Tax effect related to compensation
	for accounting purposes
	($30.00 x 6,667 shares x 35%)	70,004

	Excess/(Deficiency)		(11,668)

	Total assumed proceeds		$138,332

Year 3

Assumed Proceeds
a.	Average unamortized deferred
	compensation balance during
	the year
	([$100,000 + $0]/2)		$50,000

b.	Tax benefits credited to capital on
	assumed taxable compensation
	based on average market price for year
	($31.00 x 3,334 avg. unvested shares)	$103,354
	x Tax Rate	x35%
		$ 36,174

	Tax effect related to compensation
	for accounting purposes
	($30.00 x 3,334 shares x 35%)	35,007

	Excess		1,167

	Total assumed proceeds		$51,167

Oil and Gas Reserves and Related Financial Data, page 134

Reserves, page 135

Comment No. 3

Regarding your response to comment 20 of our letter dated June 29, 2005, the definition of proved reserves as stated in Rule 4-10(a) of Regulation S-X is the quantities which engineering and geological data demonstrate with reasonable certainty to be recoverable under existing conditions. This implies that the data is compelling and clearly supports the quantities to be proved within reasonable certainty. The definition does not say proved reserves may be attributed based simply on the best data available at the time and it does not strongly support proved reserves. If the data that you have is not clear and compelling, proved reserves may not be able to be booked until such time additional data becomes available. Please confirm that in the future you will only attribute proved reserves based on geological and engineering data that is clear, compelling and in support of recovering the quantities disclosed as proved reserves.

We confirm to the Staff that we will continue to only attribute proved reserves based on geological and engineering data that is clear, compelling and in support of recovering the quantities disclosed as proved reserves as required by Rule 4-10(a) of Regulation S-X.

If you have any questions, please do not hesitate to contact me or Jeff Berzina at (605) 721-1700 at any time.

Sincerely,

BLACK HILLS CORPORATION

/s/ MARK T. THIES

Mark T. Thies

Executive Vice President and Chief Financial Officer